

04001864

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E COMMISSION
:0549

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3.1.2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2004

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Home Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___507 S. Market Street___

(No. and Street)

___Knoxville___   ___Tennessee___   ___37902___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Pennye Wilkerson___   (865) 541-6862

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Pugh & Company, P.C.___

(Name – if individual, state last, first, middle name)

___P.O. Box 31409___   ___Knoxville___   ___Tennessee___   ___37930-1409___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Pennye Wilkerson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Home Financial Services, Inc._____ , as

of ___December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Pennye Wilkerson
Signature

Secretary
Title

Charlene Kitchen-McAfee
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

TABLE OF CONTENTS

	Page
FACING PAGE	1
INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	2
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF INCOME	4
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY	5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8-10
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SCHEDULE IV - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15-16

PUGH & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660   800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. as of December 31, 2003, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.

Certified Public Accountants
February 6, 2004

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2003

ASSETS

Cash	$	492,720
Cash Segregated Under Federal and Other Regulations		233,502
Securities Owned:		
Marketable, at Market Value		2,756,024
Not Readily Marketable, at Estimated Fair Value		211,300
Accrued Interest Receivable		19,117
TOTAL ASSETS	$	3,712,663

LIABILITIES AND EQUITY

LIABILITIES

Accrued Income Taxes	$	125,274
Accrued Expenses and Other		8,946
Total Liabilities		134,220

SHAREHOLDER'S EQUITY

Common Stock - No Par Value, Authorized, Issued	
and Outstanding 2,000 Shares	200,000
Additional Paid-in Capital	800,000
Retained Earnings	2,578,443
Total Shareholder's Equity	3,578,443

TOTAL LIABILITIES AND EQUITY	$	3,712,663

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2003

REVENUE		
Commissions and Investment Gains and Losses	$	604,930
Interest		76,377
Total Revenue		681,307
EXPENSES		
Employee Compensation and Benefits		189,851
Occupancy and Equipment Rental		41,729
Other Operating Costs		105,040
Total Expenses		336,620
INCOME BEFORE INCOME TAXES		344,687
INCOME TAXES		125,274
NET INCOME	$	219,413

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For The Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Retained Earnings
BALANCES, JANUARY 1, 2003	$ 200,000	$ 800,000	$ 2,359,030	$ 3,359,030
Net Income	0	0	219,413	219,413
BALANCES, DECEMBER 31, 2003	$ 200,000	$ 800,000	$ 2,578,443	$ 3,578,443

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

For The Year Ended December 31, 2003

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income $ 219,413

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Increase in Cash Segregated Under Federal and Other Regulations (2,489)
Increase in Securities Owned (422,521)
Increase in Accrued Interest Receivable (3,793)
Decrease in Accrued Income Taxes (21,448)
Increase in Accrued Expenses and Other 548

Total Adjustments (449,703)

Net Cash Used In Operating Activities (230,290)

NET INCREASE IN CASH (230,290)

CASH, AT BEGINNING OF YEAR 723,010

CASH, AT END OF YEAR $ 492,720

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest $ 0
Income Taxes $ 168,170

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), is a general investor and broker primarily for Home Federal and its customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary investment products are U.S. Government and Federal Agency Securities, Obligations of States and Political Subdivisions, and Commercial Paper. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to management estimation are the estimated market values and fair values of securities owned.

Recording of Security Transactions - Security transactions and resulting commissions are recorded on a trade date basis.

Securities Owned - Marketable securities owned are stated at estimated market value, and securities not readily marketable are stated at estimated fair value as determined by management, with the resulting adjustment charged to earnings.

Resell and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes - Federal income tax has been provided for at the maximum statutory rate since the Company files a consolidated tax return with Home Federal.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $233,502 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2003, the Company had cash on deposit with Home Federal and one other financial institution as follows:

FDIC Insured	$	104,759
Uninsured		633,150
	$	737,909

NOTE 4 - SECURITIES OWNED

Securities owned consist of investment securities as follows:

MARKETABLE:

U.S. Government and Federal Agency Securities	$	736,478
Obligations of States and Political Subdivisions		1,974,658
Commercial Paper		44,888
	$	2,756,024

NOT READILY MARKETABLE:

Equity Securities	$	211,300

NOTE 5 - RELATED PARTY TRANSACTIONS AND LEASE COMMITMENTS

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2003. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $30,740 for the year ended December 31, 2003.

The Company has a $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2003, the Company had an outstanding balance on the line of credit of $0.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $2,643,871 as of December 31, 2003, which was $2,393,871 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was .051 to 1 as of December 31, 2003.

NOTE 7 - COMMISSIONS AND INVESTMENT GAINS AND LOSSES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2003 are as follows:

U.S. Government and Federal Agency Securities	$	342,217
Obligations of States and Political Subdivisions		257,752
Commercial Paper		4,961
	$	604,930

NOTE 8 - INCOME TAXES

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income
At "expected" tax rate	$	120,641	35.0 %
Nontaxable interest on municipal bonds		(10,179)	(3.0)
State income tax and other, net		14,812	4.3
	$	125,274	36.3 %

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	3,578,443
DEDUCTION - NON ALLOWABLE ASSETS		(667,262)
DEDUCTION - EXCESS DEDUCTIBLE ON FIDELITY BOND		(120,000)
NET CAPITAL BEFORE HAIRCUTS		2,791,181
HAIRCUTS ON SECURITIES		(147,310)
NET CAPITAL		2,643,871

PART A: COMPUTATION OF BASIC
NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	2,393,871

AGGREGATE INDEBTEDNESS LIABILITIES:

Accrued Income Taxes	$	125,274
Accrued Expenses and Other		8,946
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	134,220

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.08%

See Independent Auditor's Report.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

CREDIT BALANCES

Customers' Securities Failed to Receive	$	0
Customers' Deposits		0

DEBIT BALANCES

Customers' Securities Failed to Deliver		0

RESERVE COMPUTATION

Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		233,502
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

There is no difference in the above computation of reserve
requirement and the Company's computation.

See Independent Auditor's Report.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

1.   Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $0

A.   Number of items   0

2.   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $0

A.   Number of items   0

See Independent Auditor's Report.

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 3,578,443	$ 3,578,443	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 3,578,443	$ 3,578,443	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	3,578,443	3,578,443	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(667,262)	(667,262)	0
EXCESS DEDUCTIBLE ON FIDELITY BOND	(120,000)	(120,000)	0
NET CAPITAL BEFORE HAIRCUTS	2,791,181	2,791,181	0
HAIRCUTS ON SECURITIES	(147,310)	(147,310)	0
NET CAPITAL	$ 2,643,871	$ 2,643,871	$ 0

See Independent Auditor's Report.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660   800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Home Financial Services, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of Home Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 6, 2004